Mail Stop 3561
      							July 28, 2005

Via U.S. Mail and Fax (504) 729-1436
Mr. Thomas M. Kitchen
Chief Financial Officer
Stewart Enterprises Inc.
1333 South Clearview Parkway
Jefferson, Louisiana  70121


	RE:	Stewart Enterprises, Inc.
      Form 10-K for the Fiscal Year Ended October 31, 2004
		Filed January 11, 2005

		Form 10-Q
		For the Quarterly Period Ended January 31, 2005

                	Form 10-Q
		For the Quarterly Period Ended April 30, 2005
      File No.  1-15449

Dear Mr. Kitchen:

      We have reviewed your supplemental response letter dated
July
19, 2005 as well as the above filings and have the following
comments.   Where indicated, we think you should revise your
documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2004

Item 1. Business, page 2

1. We note your response to our prior comment 1 under Item 2(1). Tell us in detail what criteria you did not meet for sale and leaseback accounting and whether you accounted for the related transaction under the deposit or financing method. Refer to paragraphs 7 and 10 of SFAS 98.

Notes to Consolidated Financial Statements

(24) Segment Data, page 104

2. We note your response to our prior comment 7, including your analysis of SFAS 131 and certain supplemental reports provided to your CODM and the Board of Directors. Although financial and non-financial metrics are reported for each product line (funeral and cemetery), we note that key metrics for your funeral and cemetery businesses are provided to the Board by geographic division. Although product (business) objectives, standards, and metrics are set centrally, implementation is performed at the divisional level and measurement of actual performance (against plan, or on a year-over-year basis or competitive analysis basis) is reported to the CODM and BOD at that level. The Company`s current segment presentation for external reporting does not appear to be representative of how the operations are managed and reviewed by the
CODM. We therefore continue to believe that geographic divisions constitute your operating segments. Please revise your segment presentation to comply with the "management approach" as described in
SFAS 131.

3. Please disclose the items required by paragraph 31 of SFAS 131.

4. We note your response to our prior comment 8. We believe that you currently aggregate geographic operating segments based on product line (funeral and cemetery). However, the supplemental information that you provided based on 2004 fiscal year results indicates that geographic segments have dissimilar economic characteristics by virtue of their disparate average gross margins. Demonstrate how you evaluated whether the operating segments have similar economic characteristics. Your response should include how you considered similarities, if any, in their long-term financial performance in your decision to aggregate. Please advise or revise.

5. We note your response to our prior comment 9.  Please tell us if
you considered whether an "area" (as managed by an area Vice President within each geographic division), a "cluster" (page 9 of the Form 10-K), or an individual cemetery or funeral business
constitutes a reporting unit.    Specifically tell us in your
response whether goodwill is recoverable from the deemed reporting unit. Refer to paragraph 30 of SFAS 142 and D-101.

Form 10-Q for the quarterly period ended January 31, 2005

Notes to Condensed Consolidated Financial Statements

(13) Long-term Debt, page 39

6. We note your response to our prior comment 10. Please reiterate your representation based on your amended filing.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Al Pappas at (202) 551-3378 or me at (202) 551-3810 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director



c.c.  Dionne M. Rousseau, Partner
        Jones, Walker, Waechter, Poitevant, Carrere & Denegre,
L.L.P.
??